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                            May 14, 2020

       Michael Casamento
       Chief Financial Officer
       Amcor PLC
       83 Tower Road North
       Warmley, Bristol BS30 8XP
       United Kingdom

                                                        Re: Amcor PLC
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2019
                                                            Response dated
April 28, 2020
                                                            File No. 001-38932

       Dear Mr. Casamento:

              We have reviewed your April 28, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 31, 2020 letter.

       Form 10-K for the Fiscal Year Ended June 30, 2019

       Financial Statements
       Notes to Consolidated Financial Statements
       Note 20 - Segments, page 87

   1. We note from page 89 that specialty flexible folding cartons represent approximately
                                                        12.8% of your 2019
revenue. We further note the CEO's statement in the December 2019
                                                        Citi Conference that
the specialty cartons business is "predominantly selling tobacco cartons." We also note
in the Q3 2020 earnings call there was a question on the status of tobacco volumes. As
specialty cartons is not an insignificant portion of your business, please tell us what
consideration you gave to disclosure in your MD&A trends
                                                        highlighting the
tobacco market as your customer of more than 10% of your sales and how
 Michael Casamento
FirstName LastNameMichael Casamento
Amcor PLC
Comapany NameAmcor PLC
May 14, 2020
Page 2
May 14, 2020 Page 2
FirstName LastName
         the decline in the tobacco market in recent years has impacted your business.
Item 9A. - Controls and Procedures , page 96

2. We note you have discussed the same material weaknesses in your internal controls since the time of your original S-4 submission beginning in October 2018. Although we note from your March 31, 2020 Form 10-Q that you have remediation plans in place and expect to complete the remediation of the first material weakness prior to the end of fiscal
         2020, it is unclear when you expect to complete your remediation efforts for the second material weakness related to the period end reporting process. Please tell us and revise to explain in additional detail the status of your remediation plans including the steps remaining to be taken and the estimated timing to remediate the second material weakness.
Form 10-Q for the Quarter Ended March 31, 2020
Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 14. Segments, page 30

3. We note from your response to our prior comment 4 that you have provided us gross profit margins for each of your Flexibles operating segments for YTD 2020 and projected
         2022. In order to determine if these segments are economically similar from a quantitative perspective, we believe that additional historical and future periods should be considered. Please provide us the historical gross profit percentages for each of your
         Flexibles operating segments for at least fiscal years 2018 and 2019, and projected gross profit percentages for 2020 and 2021 (to the extent available).
Form 8-K furnished May 11, 2020
Exhibit 99.1
Presentation of Prior Year Information, page 2

4. We note from your response to our prior comment 7, and your earnings release furnished on Form 8-K on May 11, 2020, that you have revised to include a reconciliation of pro forma net income to combined adjusted net income on page 11 of your earnings release.
         However, you continue to disclose amounts for the nine months ended March 31, 2019 which combine Bemis and Amcor without appropriate Article 11 adjustments. Further, the pro forma net income amount on page 11 is not supported by reconciling adjustments to the most comparable GAAP measure, net income. Please note that as we previously communicated, presenting "combined" information for two entities is not appropriate without the proper Article 11 pro forma adjustments. Please revise to remove all combined information from your filings. Alternatively, you may present the pro forma information in accordance with Article 11 of Regulation S-X by fully disclosing all adjustments made to GAAP net income to arrive at the pro forma amounts. You may also then present a non GAAP "adjusted" pro forma amount which includes additional
 Michael Casamento
Amcor PLC
May 14, 2020
Page 3
         adjustments made to your pro forma net income. Your EBIT and EBITDA, and EPS information may be similarly presented. Please note that all combined data should be removed including any combined EBIT and EPS.
Reconciliation of adjusted free cash flow and cash flow after dividends , page
12

5. Please refer to the reconciliation of adjusted free cash flow on page 12 and tell us and revise to clarify the nature of the adjustment "operating cash flow related to divested operations." In this regard, it is unclear why you add back cash flows from operations you no longer own. We may have further comment upon receipt of your response.
       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameMichael Casamento                          Sincerely,
Comapany NameAmcor PLC
                                                             Division of
Corporation Finance
May 14, 2020 Page 3                                          Office of
Manufacturing
FirstName LastName